3000 Two Logan Square
Eighteenth and Arch Streets
Philadelphia, PA 19103-2799
215.981.4000
Fax 215.981.4750
Gary M. Gardner
(215) 981-4921
gardnerg@pepperlaw.com
March 14, 2008
Division of Investment Management
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: James E. O’Connor, Esq.

Re:	WT Mutual Fund (the “Trust”)
1933 Act File No. 033-84762
1940 Act File No. 811-08648
Definitive Proxy Material

Dear Mr. O’Connor:
     Pursuant to the requirements of Rule 14a-6(b) under the Securities Exchange Act of 1934, submitted electronically via EDGAR, attached is a definitive copy of the proxy statement, notice of meeting and form of proxy card to be furnished to shareholders of the Wilmington Multi-Manager Real Asset Fund(the “Fund”), in connection with a Special Meeting of Shareholders of the Fund to be held on April 21, 2008 (the “Meeting”). The Fund anticipates that the definitive proxy materials will be sent on or about March 14, 2008 to shareholders of record on March 4, 2008. The special meeting is being called in order for shareholders to consider the addition of two new sub-advisers to the Fund.
     This letter also addresses the comments of the Securities and Exchange Commission’s staff (the “Staff”) with respect to the preliminary proxy materials filed with the Commission on February 29, 2008, which were provided orally on March 5, 2008. The proxy materials were filed pursuant to the requirements of Rule 14a-6(a) under the Securities Exchange Act of 1934.
     We appreciate the opportunity to address your comments regarding certain disclosure contained in the proxy materials. The responses to the Staff’s comments are reflected

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James E. O’Connor, Esq.
March 14, 2008

in the definitive proxy materials accompanying this letter. We have organized our response to the Staff’s comments by setting forth the Staff’s comments in italicized text followed by the response to the Staff’s comments.
* * *
1.	For each proposal, under the sections entitled Actual and Pro Forma Advisory and Sub-Advisory Fees Paid; Other Fees Paid to Affiliates of RSMC, Actual and Pro Forma Expense Tables and Expense Example, please insert pro forma expense and fee information.
Response: The proxy materials have been revised to reflect the Staff’s comments. Pro forma expense and fee information have been provided.
2.	For each proposal, under the section entitled “Evaluation by the Board,” please provide a more detailed discussion regarding the Board of Trustees’ considerations and conclusions in response to Item 22(c)(11).
Response: The proxy materials have been revised to reflect a more detailed discussion regarding the Board of Trustees consideration and conclusions.
* * *
          Please direct any questions concerning this letter to the undersigned at 215.981.4921 or, in his absence, to Joseph V. Del Raso, Esq. at 215.981.4506.

Very truly yours,
/s/ Gary M. Gardner
Gary M. Gardner

cc:	Mr. Neil Wolfson Mr. John J. Kelley Joseph V. Del Raso, Esq.